SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6*

Crown Castle International Corp.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

228227104
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 40

CUSIP No. 228227104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 35,237,663(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 35,237,663(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,237,663(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 12.39%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 40

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 35,237,663(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 35,237,663(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,237,663(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 12.39%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 4 of 40

CUSIP No. 228227104
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,947,300(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,947,300(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,300(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.68%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 40

CUSIP No. 228227104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,947,300(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,947,300(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,947,300(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.68%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its corporate general partner, SPO Advisory Corp.

Page 6 of 40

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 37,184,963(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 37,184,963(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,184,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 13.07%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 35,237,663 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 1,947,300 of such shares.

(2)   Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

Page 7 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Cranberry Lake Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 339,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 339,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 339,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, The John H. Scully Living Trust, dated 10/1/03, for which John H. Scully is the trustee.

Page 8 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 400,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 400,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: CO

(1)   Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

Page 9 of 40

CUSIP No. 228227104
1	Name of Reporting Person: The John H. Scully Living Trust, dated 10/1/03
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,002,200(1)(3)
	8	Shared Voting Power: 230,800(2)
	9	Sole Dispositive Power: 1,002,200(1)(3)
	10	Shared Dispositive Power: 230,800(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,233,000(1)(2)(3)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.4%
14	Type of Reporting Person: OO

(1)   Solely in its capacity as the sole general partner of Cranberry Lake Partners, L.P. with respect to 339,800 of such shares and directly with respect to 662,400 of such shares.

(2)   Of these shares, 230,800 shares may be deemed to be beneficially owned by The John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

(3)   Power is exercised through its trustee, John H. Scully.

Page 10 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 230,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 230,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 230,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through one of its general partners, the John H. Scully Living Trust, dated 10/1/03.

Page 11 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,195,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,195,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,195,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.4%
14	Type of Reporting Person: CO

(1)   Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

Page 12 of 40

CUSIP No. 228227104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,515,800(1)
	8	Shared Voting Power: 37,415,763(2)
	9	Sole Dispositive Power: 2,515,800(1)
	10	Shared Dispositive Power: 37,415,763(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,931,563(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 14.03%
14	Type of Reporting Person: IN

(1)   Of these shares, 317,800 shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, 1,195,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc., 339,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for the general partner of Cranberry Lake Partners, L.P., and 662,400 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for The John H. Scully Living Trust, dated 10/1/03.

(2)   Of these shares, 37,184,963 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 230,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for one of the general partners of Netcong Newton Partners, L.P.

Page 13 of 40

CUSIP No. 228227104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,425,000(1)
	8	Shared Voting Power: 38,034,963(2)
	9	Sole Dispositive Power: 1,425,000(1)
	10	Shared Dispositive Power: 38,034,963(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,459,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 13.87%
14	Type of Reporting Person: IN

(1)   1,025,000 of such shares are held in William E. Oberndorf's Individual Retirement Accounts, which are self-directed, 350,000 of such shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 50,000 of such shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.

(2)   Of these shares, 37,184,963 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 400,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of the directors of Oberndorf Foundation, a family foundation, 450,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee of the William & Susan Oberndorf Trust, dated 10/19/98.

Page 14 of 40

CUSIP No. 228227104
1	Name of Reporting Person: William and Susan Oberndorf Trust, dated 10/19/98
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 450,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 450,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 450,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: OO

(1)   Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

Page 15 of 40

CUSIP No. 228227104
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 15,000(1)
	8	Shared Voting Power: 37,214,963(2)
	9	Sole Dispositive Power: 15,000(1)
	10	Shared Dispositive Power: 37,214,963(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,229,963(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 13.09%
14	Type of Reporting Person: IN

(1)   These shares are held in William J. Patterson’s Individual Retirement Accounts, which are self directed.

(2)   37,184,963 of these shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp and 30,000 of these shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as a controlling person, director and executive officer of the Elizabeth R. & William J. Patterson Foundation.

Page 16 of 40

CUSIP No. 228227104
1	Name of Reporting Person: The Elizabeth R. & William J. Patterson Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 30,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 30,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: CO

**   Denotes less than.

(1)   Power is exercised through its controlling persons, directors and executive officers, William J. Patterson and Elizabeth R. Patterson.

Page 17 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 12,500(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 12,500(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

(1)   2,500 of such shares are held in Edward McDermott’s Individual Retirement Accounts, which are self-directed.

Page 18 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 100,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 100,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

(1)   Includes 20,000 shares beneficially owned solely in his capacity as the sole general partner of Cannonball Creek L.P., a family partnership, 30,000 shares held in his individual retirement account and 50,000 shares held directly by Kurt C. Mobley.

Page 19 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Brian Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 14,900
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 14,900
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,900
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 20 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Vincent Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 11,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 11,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 21 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Betty Jane Weimer
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 22 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Eli J. Weinberg
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 960
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 960
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 960
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 23 of 40

CUSIP No. 228227104
1	Name of Reporting Person: George Markov
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 300
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 300
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 300
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 24 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Lavanya Ashok
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 460
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 460
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 460
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

** Denotes less than.

Page 25 of 40

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 350,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 350,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 26 of 40

            This Amendment No. 6 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 5, 2002, as amended on August 13, 2002, February 13, 2003, February 20, 2003, March 5, 2003 and June 25, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 2.	Identity and Background.

                Item 2(a) is hereby amended and restated in its entirety as follows:

                (a)  The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Cranberry Lake Partners, L.P., a California limited partnership (“CLP”), Oberndorf Foundation, a California corporation (“O Foundation”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Living Trust”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), William J. Patterson (“WJP”), the Elizabeth R. & William J. Patterson Foundation, a California corporation (“Patterson Foundation”), Edward H. McDermott (“EHM”), Kurt C. Mobley (“KCM”), Brian Scully (“BS”), Vincent Scully (“VS”), Betty Jane Weimer (“BJW”), Eli J. Weinberg (“EJW”), George Markov (“GM”), Lavanya Ashok (“LA”) and Oberndorf Family Partners (“OFP”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., CLP, O Foundation, JHS Living Trust, NNP, PS Foundation, JHS, WEO, Oberndorf Trust, WJP, Patterson Foundation, EHM, KCM, BS, VS, BJW, EJW, GM, LA and OFP are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                All references to The John and Irene Scully Trust, dated May 30, 1994 (“Scully Trust”), David M. Kashen (“DMK”) and Michael B. Yuen (“MBY”) in Item 2(b)-(c) are hereby deleted in their entirety.

                The following subsections are hereby added to Item 2(b)-(c) in appropriate alphabetical order as follows:

Page 27 of 40

                JHS Living Trust

                JHS Living Trust is a living trust, established for the benefit of JHS. JHS Living Trust is also one of the general partners of Netcong Newton Partners, L.P. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, trustee for the JHS Living Trust, is set forth herein. The principal business address of JHS Living Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

                NNP

                NNP is a California limited partnership. JHS Living Trust is one of the general partners of NNP. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS Living Trust, JHS, as trustee for the JHS Living Trust, is set forth herein. The principal business address of NNP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941.

                Oberndorf Trust

                Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of Oberndorf Trust. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO is set forth herein. The principal business address of Oberndorf Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf’s present principal occupation is homemaker.

                Patterson Foundation

                Patterson Foundation is a California corporation, the principal purpose of which is to be a private, grant-making charitable entity. WJP and his wife, Elizabeth R. Patterson, are the controlling persons, directors and executive officers of Patterson Foundation. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WJP is set forth herein. The principal business address of Patterson Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Patterson’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Patterson’s present principal occupation is homemaker.

                EJW

                EJW’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as a principal for SPO Partners & Co.

Page 28 of 40

                GM

                GM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is as an associate for SPO Partners & Co.

                LA

                LA’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Her present principal occupation is as an associate for SPO Partners & Co.

Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$447,468,113(2)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$0(3)
SPO Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
CLP	Contributions from Partners	$4,450,959(4)
O Foundation	Contributions from Shareholders	$1,760,375
JHS Living Trust	Not Applicable	$8,716,902(5)
NNP	Contributions from Partners	$4,915,214
PS Foundation	Contributions from Shareholders	$0(6)
JHS	Personal Funds(1)	$0(7)
WEO	Personal Funds(1)	$4,454,050
Oberndorf Trust	Personal Funds(1)	$10,709,057
WJP	Personal Funds(1)	$58,140
Patterson Foundation	Contributions from Shareholders	$1,046,790
Page 29 of 40
EHM	Personal Funds(1)	$272,804
KCM	Personal Funds(1)	$225,690
BS	Personal Funds(1)	$113,600
VS	Personal Funds(1)	$84,976
BJW	Personal Funds(1)	$60,300
EJW	Personal Funds(1)	$27,723
GM	Personal Funds(1)	$10,320
LA	Personal Funds(1)	$16,063
OFP	Contributions from Partners	$1,410,500

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

(2) Net of proceeds of $1,888,230.

(3) Net of proceeds of $10,913,823.

(4) Net of proceeds of $1,882,013.

(5) Net of proceeds of $3,596,975

(6) Net of proceeds of $21,412,776

(7) Net of proceeds of $4,290,276

Page 30 of 40

Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 284,452,678 total outstanding shares of Common Stock, as reported on the Issuer's 10-Q filed with the SEC on May 10, 2007.

                SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 35,237,663 Shares, which constitutes approximately 12.39% of the outstanding Shares.

                SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 35,237,663 Shares, which constitutes approximately 12.39% of the outstanding Shares.

                SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,947,300 Shares, which constitutes approximately 0.68% of the outstanding Shares.

                SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,947,300 Shares, which constitutes approximately 0.68% of the outstanding Shares.

               SPO Advisory Corp.

              Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 37,184,963 Shares in the aggregate, which constitutes approximately 13.07% of the outstanding Shares.

               CLP

              The aggregate number of Shares that CLP owns beneficially, pursuant to Rule 13d-3 of the Act, is 339,800 Shares, which constitutes approximately 0.1% of the outstanding Shares.

               O Foundation

              The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 400,000 Shares, which constitutes approximately 0.1% of the outstanding Shares.

Page 31 of 40

                JHS Living Trust

              Because of its position as the sole general partner of CLP and one of the general partners of NNP, JHS Living Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,233,000 Shares, which constitutes approximately 0.4% of the outstanding Shares.

                NNP

              The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 230,800 Shares, which constitutes approximately 0.1% of the outstanding Shares.

                PS Foundation

              The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,195,800 Shares, which constitutes approximately 0.4% of the outstanding Shares.

                JHS

              Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for JHS Living Trust, which serves as the sole general partner of CLP and one of the general partners of NNP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 39,931,563 Shares, which constitutes approximately 14.03% of the outstanding Shares.

                WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp. and O Foundation, sole general partner of Oberndorf Family Partners, trustee of the William and Susan Oberndorf Trust, dated 10/19/98 and trustee for the account of his children, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 39,459,963 Shares in the aggregate, which constitutes approximately 13.87% of the outstanding Shares.

                Oberndorf Trust

              The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 450,000, which constitutes approximately 0.2% of the outstanding Shares.

Page 32 of 40

                WJP

              Individually and because of his position as a control person of SPO Advisory Corp. and as a control person, director and executive officer of Patterson Foundation, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 37,229,963 Shares in the aggregate, which constitutes approximately 13.09% of the outstanding Shares.

                Patterson Foundation

              The aggregate number of Shares that Patterson Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 30,000, which constitutes less than 0.1% of the outstanding Shares.

                EHM

              The aggregate number of shares that EHM owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,500 Shares, which constitutes less than 0.1% of the outstanding Shares.

                KCM

              The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 100,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BS

              The aggregate number of shares that BS owns beneficially, pursuant to Rule 13d-3 of the Act, is 14,900 Shares, which constitutes less than 0.1% of the outstanding Shares.

                VS

              The aggregate number of shares that VS owns beneficially, pursuant to Rule 13d-3 of the Act, is 11,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

                BJW

              The aggregate number of shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

Page 33 of 40

                EJW

              The aggregate number of shares that EJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 960 Shares, which constitutes less than 0.1% of the outstanding Shares.

                GM

               The aggregate number of shares that GM owns beneficially, pursuant to Rule 13d-3 of the Act, is 300 Shares, which constitutes less than 0.1% of the outstanding Shares.

                LA

               The aggregate number of shares that LA owns beneficially, pursuant to Rule 13d-3 of the Act, is 460 Shares, which constitutes less than 0.1% of the outstanding Shares.

                OFP

              The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 350,000, which constitutes approximately 0.1% of the outstanding Shares.

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                (b)

                SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 35,237,663 Shares.

                SPO Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 35,237,663 Shares.

                SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,947,300 Shares.

                SF Advisory Partners

              Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,947,300 Shares.

Page 34 of 40

                SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 37,184,963 Shares in the aggregate.

                CLP

              Acting through its sole general partner, CLP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,800 Shares.

                O Foundation

              Acting through its controlling persons, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 400,000 Shares.

                JHS Living Trust

              Acting through its trustee and in its capacity as one of the general partners of NNP, JHS Living Trust may be deemed to have shared power to direct the vote and to dispose or to direct the disposition of 230,800 Shares held by NNP in the aggregate. Acting through its trustee and in its capacity as the sole general partner of CLP, JHS Living Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,002,200 Shares.

                NNP

              Acting through its general partners, NNP has the sole power to vote or to direct the vote and to dispose or to direct the dispositon of 230,800 Shares.

                PS Foundation

              Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,195,800 Shares.

Page 35 of 40

                JHS

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 37,184,963 Shares held by SPO and SFP, in the aggregate. Because of his positions as the trustee for JHS Living Trust, which serves as one of the general partners of NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,800 Shares held by NNP. Because of his positions as the trustee for JHS Living Trust, which also serves as the sole general partner of CLP, JHS may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,002,200 Shares held by CLP and JHS Living Trust, in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 317,800 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts, and 1,195,800 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

                WEO

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 37,184,963 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 450,000 Shares held in the Oberndorf Trust and 400,000 Shares held by O Foundation. Individually, and because of his position as the sole general partner of OFP, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 350,000 shares held by OFP, 1,025,000 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 50,000 Shares held in account for his children.

                Oberndorf Trust

              Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 450,000 Shares in the aggregate.

                WJP

              As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 37,184,963 Shares held by SPO and SFP in the aggregate. WJP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 Shares held by the Patterson Foundation. Individually, WJP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 15,000 Shares held in WJP’s Individual Retirement Account, which is self directed.

Page 36 of 40

                Patterson Foundation

              Acting through its two controlling persons, directors and executive officers, Patterson Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,000 Shares

                EHM

              EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,500 Shares.

                KCM

              KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 100,000 Shares.

                BS

               BS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,900 Shares.

                VS

               VS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,000 Shares.

                BJW

               BJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,000 Shares.

                EJW

              EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 960 Shares.

                GM

              GM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 300 Shares.

                LA

              LA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 460 Shares.

Page 37 of 40

                OFP

              OFP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 350,000 Shares.

                (c) Within the past 60 days of the date of this statement, the Reporting Persons purchased Shares in open market transactions on the New York Stock Exchange as set forth on Schedule I attached hereto.

              Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

              (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e) Not applicable.

Page 38 of 40

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Document Description
A	Agreement pursuant to Rule 13d-1(k)
B	Power of Attorney

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 3, 2007

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
CRANBERRY LAKE PARTNERS, L.P. (1)
OBERNDORF FOUNDATION (1)
THE JOHN H. SCULLY LIVING TRUST,
      DATED 10/1/03 (2)
NETCONG NEWTON PARTNERS, L.P. (2)
PHOEBE SNOW FOUNDATION, INC. (1)
JOHN H. SCULLY (1)
WILLIAM J. PATTERSON (1)
ELIZABETH R. & WILLIAM J. PATTERSON FOUNDATION (2)
WILLIAM E. OBERNDORF (1)
WILLIAM AND SUSAN OBERNDORF TRUST,
      DATED 10/19/98 (2)
EDWARD H. MCDERMOTT (1)
KURT C. MOBLEY (1)
BRIAN SCULLY (1)
VINCENT SCULLY (1)
BETTY JANE WEIMER (1)
ELI J. WEINBERG (2)
GEORGE MARKOV (2)
LAVANYA ASHOK (2)
OBERNDORF FAMILY PARTNERS (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 6

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
SPO Partners II, L.P.	06/28/07	Buy	8,410,000	$35.83	Purchase in a registered underwritten offering

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney